

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

March 29, 2017

Thomas H. Caudle, Jr.
President
UNIFI, Inc.
7201 West Friendly Avenue
Greensboro, North Carolina 27410

  Re: UNIFI, Inc.
     Form 10-K for the Fiscal Year Ended June 26, 2016
     Filed August 26, 2016
     File No. 1-10542

Dear Mr. Caudle:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ William H. Thompson

       William H. Thompson
       Accounting Branch Chief
       Office of Consumer Products